Exhibit 99.3

TC BioPharm Reports First Half 2022 Financial Results and Provides Shareholder Update

●	Dosed first three patients within Phase 2b clinical trial of OmnImmune®, an allogeneic unmodified cell therapy focused on treating Acute Myeloid Leukemia (AML).
●	Complete and near complete responses (morphologic leukemia-free state) observed with OmnImmune® starting at lowest dose level in Phase 1b/2a study for the treatment of AML
●	Received MHRA Approval for 18-Month Extrapolated Shelf-Life of Allogeneic Cell Therapy Product, OmnImmune®
●	Announced FDA Orphan Drug Status Granted for OmnImmune®

EDINBURGH, Scotland, December 12, 2022 — TC BioPharm (Holdings) PLC (“TC Biopharm” or the “Company”) (NASDAQ: TCBP) (NASDAQ: TCBPW), a clinical stage biotechnology company developing platform allogeneic gamma-delta T cell therapies for cancer treatment, today announced its financial results for the first half ended June 30, 2022 and provided a shareholder update.

“The current year has been an eventful time for TC BioPharm as we launched our Phase 2b in AML,” said Bryan Kobel, Chief Executive Officer. “Since completing our IPO in early 2022, we have advanced testing of our lead drug, OmnImmune®, are actively forging strategic relationships with key industry leaders and established a strong foundation capable of supporting long-term growth. I am pleased with the current trajectory of the Company and eager to leverage the many opportunities that lay before us, as we execute on our clinical strategy and business development efforts from the second half of 2022. I look forward to providing additional operational announcements in 2023 as we continue to focus on our primary goal of enhancing overall shareholder value through clinical inflection points and strategic efforts.”

First Half 2022 Highlights

●	On February 15, 2022, the Company announced closing of its $17.5 million Initial Public Offering and began trading on the NASDAQ stock exchange under the ticker “TCBP”
●	Earlier this year, TC BioPharm formally announced positive interim data its Phase 1a/2b human study evaluating safety and tolerability of TCB-002, OmnImmune®, the Company’s allogeneic unmodified gamma delta t-cell product, a novel therapeutic targeting the potential treatment of relapse/refractory Acute Myeloid Leukemia (“AML”)
●	In March 2022, TC BioPharm received MHRA and Research Ethics Committee approvals to initiate phase 2B/3 Clinical Trials for the treatment of Acute Myeloid Leukemia
●	During the First Quarter 2022, the Company announced that orphan drug status had been granted for lead product OmnImmune®
●	In June 2022, the Company announced the closing of a further offering raising $4.6 million before expenses

Financial results

Basic and diluted income/(loss) per share was £0.93 (or $1.13) and £0.76 (or $0.92) for the six months ended June 30, 2022, respectively, compared to (£6.79) and (£6.79) for the six months ended June 30, 2021, respectively. Total net income for the six months ended June 30, 2022 was £0.5 million (or $0.6 million), respectively, compared to a net loss of £2.6 million, for the same period in 2021.

For the six months ended June 30, 2022, our research and development expenses were £3.7 million (or $4.5 million), as compared to £2.9 million for the six months ended June 30, 2021. For the six months ended June 30, 2022, our administrative expenses were £4.1 million (or $5.3 million), compared to £0.9 million for the six months ended June 30, 2021. For the six months ended June 30, 2022, our administrative expenses related to preparing for a listing were £1.1 million (or $1.4 million), compared to £Nil for the six months ended June 30, 2021.

Cash and cash equivalents were £6.0 million or $7.3 million as of June 30, 2022 compared to £1.6 million as of December 31, 2021. We subsequently raised a further £6.0 million (or $7.3 million) in the November 2022 PIPE before deductions for estimated attributable expense of £0.7 million (or $0.9 million).

We maintain our books and records in pounds sterling. For the convenience of the reader, we have translated pound sterling amounts as of and for the period ended June 30, 2022 into U.S. dollars at a rate of £1.00 to $1.2162.

About TC BioPharm (Holdings) PLC

TC BioPharm is a clinical-stage biopharmaceutical company focused on the discovery, development and commercialization of gamma-delta T cell therapies for the treatment of cancer with human efficacy data in acute myeloid leukemia. Gamma-delta T cells are naturally occurring immune cells that embody properties of both the innate and adaptive immune systems and can intrinsically differentiate between healthy and diseased tissue. TC BioPharm uses an allogeneic approach in both unmodified and CAR modified gamma-delta T cells to effectively identify, target and eradicate both liquid and solid tumors in cancer.

TC BioPharm is the leader in developing gamma-delta T cell therapies, and the first company to conduct phase II/pivotal clinical studies in oncology. The Company is conducting two investigator-initiated clinical trials for its unmodified gamma-delta T cell product line - Phase 2b/3 pivotal trial for OmnImmune® in treatment of acute myeloid leukemia using the Company’s proprietary allogenic CryoTC technology to provide frozen product to clinics worldwide. TC BioPharm also maintains a robust pipeline for future indications in solid tumors and a significant IP/patent portfolio in the use of CARs with gamma-delta T cells and owns our manufacturing facility to maintain cost and product quality controls.

Forward Looking Statements

This press release may contain statements of a forward-looking nature relating to future events. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions. These statements reflect our current beliefs, and a number of important factors could cause actual results to differ materially from those expressed in this press release. We undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise. The reference to the website of TC BioPharm has been provided as a convenience, and the information contained on such website is not incorporated by reference into this press release.

Contact

Chris Camarra

EVP, Communications

c.camarra@tcbiopharm.com

We maintain our books and records in pounds sterling. For the convenience of the reader, we have translated pound sterling amounts as of and for the period ended June 30, 2022 into U.S. dollars at a rate of £1.00 to $1.2162.

Unaudited Condensed Consolidated Statements of Income/(Loss)

Comparison of the Six Months Ended June 30, 2022 and 2021

	Six Months Ended June 30,
	2022	2022	2021
	$’000	£’000	£’000

Revenue	1,203	989	989
Research and development expenses	(4,498)	(3,698)	(2,908)
Administrative expenses	(4,960)	(4,078)	(885)
Administrative expenses – costs related to preparing for a listing	(1,377)	(1,133)
Total operating expenses, net	(10,836)	(8,909)	(3,793)
Other income	66	54	6
Change in fair value of convertible loan derivatives	8,445	6,944	-
Change in fair value of warrants	12,816	10,538	-
Change in fair value of other derivative liabilities	(4,661)	(3,832)
Finance income – interest	-	-	-
Finance costs	(7,286)	(5,991)	(363)
Loss before tax	(252)	(207)	(3,161)
Income tax credit	876	720	513
Net Income/(loss) for the period	624	513	(2,648)

Unaudited Condensed Consolidated Statement of Cash Flows for Each Period Presented:

Comparison of the Six Months Ended June 30, 2022 and 2021

	Six Months Ended June 30,
	2022	2022	2021
	$’000	£’000	£’000

Cash and cash equivalents at the beginning of the year	1,906	1,567	748
Net cash flows used in operating activities	(10,818)	(8,895)	(1,947)
Net cash flows used in investing activities	(100)	(82)	(61)
Net cash flows from financing activities	16,017	13,170	1,549
Net foreign exchange differences	289	238	(1)
Cash and cash equivalents at the end of the period	7,294	5,998	288

Unaudited Condensed Consolidated Statements of Financial Position as at:

	June 30, 2022	December 31, 2021
	£’000	£’000
Assets
Non-current assets
Intangible assets	521	484
Right of use assets	1,287	1,385
Property, plant and equipment	1,945	2,299
Total non-current assets	3,753	4,168

Current assets
Trade and other receivables	1,695	882
Corporation tax receivable	2,127	1,407
Cash and cash equivalents	5,998	1,567
Total current assets	9,820	3,856
Total assets	13,573	8,024

Equity
Share capital	396	195
Share premium	16,028	-
Other reserves	16,711	16,711
Accumulated deficit	(32,116)	(33,465)
Total equity	1,019	(16,559)

Non-current liabilities
Deferred income	1,866	1,866
Lease liabilities and similar	1,964	2,137
Total non-current liabilities	3,830	4,003

Current liabilities
Deferred income	989	1,979
Trade and other payables	3,642	4,103
Convertible loan notes	1,047	6,806
Convertible loan - derivative	-	6,926
Warrants - derivative	2,646	-
Lease liabilities and similar	400	766
Total current liabilities	8,724	20,580

Total liabilities	12,554	24,583
Total equity and liabilities	13,573	8,024